13014894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8- 66826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMPASS PROFESSIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHERYL POSTON 312-692-5078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 W. MONROE ST., SUITE 330	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPASS PROFESSIONAL SERVICES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA VICKERS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 05, 2014

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Compass Professional Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Compass Professional Services, LLC (the Company) as of December 31, 2012, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Professional Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Ravid & Bernstein LLP
Chicago, Illinois

February 27, 2013

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 237,496
Due from clearing broker	1,274,210
Accounts receivable	960,255
U.S. Treasury bills	1,943,434
	$ 4,415,395

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 474,546
Accrued expenses	20,973
	495,519
Members' Capital	3,919,876
	$ 4,415,395

See Notes To Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2012

REVENUES:		
Execution income	$ 2,810,265	
Rebates and fees, net	379,647	
Interest and dividend income	1,523	
		$ 3,191,435
EXPENSES:		
Payroll	1,511,592	
Exchange and floor costs	596,472	
Interest expense	70,192	
Office expenses	181,246	
Administrative expenses	251,667	
Professional fees	19,970	
		2,631,139
NET INCOME		560,296
MEMBERS' CAPITAL, BEGINNING OF YEAR		3,959,580
CAPITAL CONTRIBUTIONS		-
CAPITAL WITHDRAWALS		(600,000)
MEMBERS' CAPITAL, END OF YEAR		$ 3,919,876

See Notes To Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

OPERATIING ACTIVITIES:		
Net income	$ 560,296	
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in balance due from clearing broker	(106,670)	
Increase in accounts receivable	(247,487)	
Decrease in securities owned	245,748	
Increase in accounts payable	206,859	
Decrease in accrued expenses	(35,750)	
Net cash provided by operating activities		$ 622,996
FINANCING ACTIVITIES:		
Capital withdrawals		(600,000)
NET INCREASE IN CASH		22,996
CASH, BEGINNING OF YEAR		214,500
CASH, END OF YEAR		$ 237,496
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 70,192

See Notes To Financial Statements.

COMPASS PROFESSIONAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Compass Professional Services, LLC (the Company) was organized under the Illinois Limited Liability Company Act under its original name, Equitec Compass, LLC, on December 3, 2004. It changed its name to Compass Professional Services, LLC, on May 18, 2005, and began operations in July 2005. The Company is owned by John P. LaRocque and Daniel B. Asher (the Members. On January 1, 2010 Equitec Group, LLC assigned all its membership interests equally to the current Members. The Company is in the business of executing option transactions on the below-listed exchanges.

The Company is a member of the following exchanges: the Boston Options Exchange (BOX), the International Securities Exchange (ISE), the NYSE Arca Options, the NASDAQ OMX PHLX, the CBOE Stock Exchange (CBSX), the Chicago Board Options Exchange (CBOE), C2 Options Exchange, NASDAQ Stock Market, LLC, BATS Exchange, Inc., and the NYSE MKT LLC (AMEX), NASDAQ OMX BX, the Miami Options Exchange (MIAX), as well as a member of the Options Clearing Corp. (OCC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC).

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in certain bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2012, there was unlimited insurance coverage provided by the FDIC for these bank accounts.

U.S. Treasury bills are pledged to the Company's clearing organization (The Options Clearing Corporation), and are valued at cost plus accrued interest, which approximates market value. See Note 5.

The Company is not liable for federal income taxes as the members recognize the Company's income or loss on their personal tax returns. For the year 2012, the Company is exempt from Illinois Replacement Tax as it qualifies as an Investment Partnership. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained

2. Significant Accounting Policies - continued:

"when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by United States federal and state authorities for tax years before 2009.

Management has evaluated subsequent events through February 27, 2013, the date on which the financial statements were available to be issued.

3. Due from/to Clearing Broker:

The balance due from/to the clearing broker includes net receivables and payables for settled trades, cash and margin balances held at the clearing broker. The Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts due from/to the clearing broker at December 31, 2012, consist of cash/margin accounts, for a net total receivable of $1,274,210.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

4. Fair Value of Financial Instruments – continued:

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, value of underlying securities etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3**. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
U.S. T-bills, at fair value	$ 1,943,434	$ -	$ -	$ 1,943,434

Recorded amounts of cash, receivables and payables approximate fair value, based on their short-term nature.

5. Concentration of Credit Risk:

The majority of the Company's trades are cleared through Goldman Sachs Execution & Clearing, LP, the Company's clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate

6. Net Capital Requirements - continued:

indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $3,434,062, which is $3,334,062 in excess of its required capital.

7. Principal Transaction Revenues:

During 2012, the Company's principal transaction revenues consisted substantially of execution income and rebates/fees totaling $3,189,912.

8. Related Party Transactions:

Interest expense includes $70,192 paid to its members during 2012 on capital accounts, determined by applying an interest rate of prime minus 1.5% to a capital base of $4,000,000.

The Company had the following transactions with its affiliated companies, Equitec Group, LLC and Equitec Proprietary Markets, LLC:

a) Office Rent:

The Company paid $38,922 in rent to Equitec Proprietary Markets, LLC in 2012.

b) Payroll:

The Company's payroll function is handled exclusively by Equitec Group, LLC. Reimbursements are made to Equitec Group, LLC based on the Company's share of payroll-related expenses

COMPASS PROFESSIONAL SERVICES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 3,919,876
Less:	
Non-allowable assets	(392,340)
Other deductions and/or charges	(88,000)
Haircuts on securities	(5,474)
NET CAPITAL	3,434,062
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 3,334,062
EXCESS NET CAPITAL AT 1000%	$ 3,427,638

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 64,242
Ratio: Aggregate indebtedness to Net Capital	0.02 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Compass Professional Services, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Compass Professional Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP
Chicago, Illinois

February 27, 2013

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2012

COMPASS PROFESSIONAL SERVICES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2012

CONTENTS

COMPASS PROFESSIONAL SERVICES, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Independent Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2012

RAVID & BERNSTEIN LLP
Certified Public Accountants

◆ John V. Basso, CPA
◆ William H. Brock, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of Compass Professional Services, LLC
111 West Jackson Blvd., 20th Floor
Chicago, Illinois 60604

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Compass Professional Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of check written, bank statement in which check cleared, and cash disbursements journal in which check was recorded), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066826 CBOE DEC
COMPASS PROFESSIONAL SERVICES LLC 9*9
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CHERYL POSTON 312-692-5078

2. A. General Assessment (item 2e from page 2) $ 8,204
   B. Less payment made with SIPC-6 filed (exclude interest) (3,878)
   7/16/12
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 4,326
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,326
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,326
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COMPASS PROFESSIONAL SERVICES LLC
(Name of Corporation, Partnership or other organization)

Cheryl L. Poston
(Authorized Signature)

CONTROLLER
(Title)

Dated the 25TH day of FEBRUARY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,226,701
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	70,192
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	70,192
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	13,787
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,523
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	15,310
2d. SIPC Net Operating Revenues	$ 3,281,583
2e. General Assessment @ .0025	$ 8,204
	(to page 1, line 2.A.)